Form 40-F/A
period 2018-12-31
Acreage Holdings, Inc.
filed 2019-05-30
CIK 1762359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1 TO

FORM 40-F/A

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018	Commission File Number 000-56021

Acreage Holdings, Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	98-1463868
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2018 is being filed to furnish the financial statements of Acreage Holdings, Inc. (the “Company”) for the fiscal year ended December 31, 2018 formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on April 30, 2019.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act of 1934, as amended, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREAGE HOLDINGS, INC.

By:	/s/ Glen Leibowitz
	Name:	Glen Leibowitz
	Title:	Chief Financial Officer

Date: May 29, 2019

3

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F/A:

Exhibit	Description
99.1*	Annual Information Form dated April 24, 2019
99.2*	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2018 and 2017, together with the report thereon of the independent auditor
99.3*	Management’s Discussion and Analysis for the year ended December 31, 2018
99.4*	Consent of MNP LLP
99.5*	Sections 3.1 and 4.2 (which sections are entitled “General Development of the Business – Roll-Up Transactions”, “General Development of the Business – Acreage Acquisitions”, “General Development of the Business – Other Investments”, “Market Information, Trends, Commitments, Events and Uncertainties Usage of Cannabis – United States Regulation Environment” and “Market Information, Trends, Commitments, Events and Uncertainties Usage of Cannabis – The Regulatory Landscape on a U.S. State Level”) of the Company’s Listing Statement, dated November 14, 2018 (incorporated by reference from Exhibit 99.40 of the Company’s Form 40-F Registration Statement filed with the Commission on January 29, 2019)
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*Previously filed.

4